Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF APRIL 29, 2009

On April 29, 2009, at 2:30 p.m., the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank), met at Av. Eusébio Matoso, 891 – 22nd floor, in the city and state of São Paulo, with the legal quorum being present and under the chairmanship of Dr. Pedro Moreira Salles, for the purpose of being notified of the activities of Audit Committee, as well as examining the financial statements for the first quarter of 2009.

Opening the meeting’s agenda, the Director Gustavo Jorge Laboissiere Loyola reported to his peers on the work carried out and the principal events characterizing the activities of the Audit Committee for the period.

Subsequently, the Vice Chairman Roberto Egydio Setubal spoke at length with respect to the financial statements for the first quarter of 2009, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, the SEC (the United States Securities and Exchange Commission), the NYSE – (the New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, April 29, 2009. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino  – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer